Make Community LLC (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet Summary

Make Community

As of December 31, 2025

Distribution account	Total
Assets	**$1,667,734.00**
Current Assets	$441,675.86
Bank Accounts	$109,100.77
Accounts Receivable	$168,383.29
Other Current Assets	$164,191.80
Total for Current Assets	**$441,675.86**
Fixed Assets	$1,090,018.33
Other Assets	$136,039.81
Total for Assets	**$1,667,734.00**
Liabilities and Equity	**$1,667,734.00**
Liabilities	$2,498,765.74
Current Liabilities	$2,498,765.74
Accounts Payable	$124,304.59
Other Current Liabilities	$2,374,461.15
Total for Current Liabilities	**$2,498,765.74**
Total for Liabilities	**$2,498,765.74**
Equity	-$831,031.74
Total for Liabilities and Equity	**$1,667,734.00**

Accrual Basis Thursday, March 05, 2026 04:23 PM GMT-08:00

Balance Sheet

Make Community LLC

As of Dec 31, 2024

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Community Initiatives Trust Account	$0.00
MAKE COMMUNITY LLC (8573)	$246,900.53
PayPal Bank	$39.26
PayPal Bank 2	$0.00
Stripe	$127.04
Wells Fargo #9208	$97,400.90
Total for Bank Accounts	**$344,467.73**
Accounts Receivable	
Accounts Receivable (A/R)	$89,773.30
Accounts Receivable (A/R) - EUR	$0.00
Allowance for Doubtful Accounts	-$13,725.00
Total for Accounts Receivable	**$76,048.30**
Other Current Assets	
Accrued Revenue	$0.00
Accrued Custom Programs Revenue	$0.00
Accrued Digital Revenue	$0.00
Accrued International License Revenue	$0.00
Accrued Newsstand Revenue	$23,631.15
Total for Accrued Revenue	**$23,631.15**
Inventory	$2,535.50
Book Inventory	$140,089.16
Book Inventory Reserve	-$111,544.11
Learning Labs Inventory	$495.00
Learning Labs Inventory Provision	-$495.00
Shed Inventory	$99,319.00
Shed Inventory Provision	-$31,126.18
Total for Inventory	**$99,273.37**
Petty Cash	$0.00
Prepaid Expense	$0.00
Prepaid Insurance	$31,858.32
Prepaid - Other	$0.00
Prepaid Rent	$0.00
Security Deposit	$9,631.12
Total for Prepaid Expense	**$41,489.44**
Rimark	$1,000.00
Uncategorized Asset	$0.00
Undeposited Funds	$0.00
Total for Other Current Assets	**$165,393.96**
Total for Current Assets	**$585,909.99**

Balance Sheet

Make Community LLC

As of Dec 31, 2024

	TOTAL
Fixed Assets	
Accumulated Amortization	-$490,520.00
Intangible Assets	$1,575,538.33
Trademarks	$5,000.00
Total for Fixed Assets	**$1,090,018.33**
Other Assets	
Goodwill	$119,561.06
Organizational Costs	$4,478.75
Total for Other Assets	**$124,039.81**
Total for Assets	**$1,799,968.13**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	$64,613.34
Accounts Payable (A/P) - EUR	$0.00
Accounts Payable (A/P) - GBP	-$166.00
Accounts Payable (A/P) - SGD	$0.00
Total for Accounts Payable	**$64,447.34**
Credit Cards	
Ramp Card	$0.00
Total for Credit Cards	**$0.00**
Other Current Liabilities	
Accrued Expense	$0.00
Deferred Revenue	
Deferred Custom Programs	$0.00
Deferred Digital Advertising	$0.00
Deferred Grant - Moore Direct	$0.00
Deferred Grant - Moore Indirect	$0.00
Deferred Maker Faire Revenue	$0.00
Deferred Online Advertising	$0.00
Deferred Print Advertising	$2,800.00
Deferred Project Revenue	$0.00
Deferred Sponsorships	$0.00
Deferred Subscription Revenue	$1,111,359.35
Deferred Video Advertising	$0.00

Balance Sheet

Make Community LLC

As of Dec 31, 2024

	TOTAL
Total for Deferred Revenue	**$1,114,159.35**
Direct Deposit Payable	$0.00
Loan Payable to Dale Dougherty	$500,000.00
Other Current Liabilities	$0.00
Paypal Hold Clearing	$95.95
Payroll Liabilities	
401k Retirement	$0.00
401k Roth	$0.00
Accrued 401k	-$205.99
Accrued Commissions	$4,207.13
Accrued Health Benefits	$19,489.55
Accrued Life Insurance Benefits	-$363.27
Accrued Payroll Tax	$7,208.07
Accrued Wages	$68,594.44
Employee 401k Loan Repayment	$0.00
Garnishment Payable	-$2.12
Group-Term Life	$0.00
Guardian Dental PPO	$0.00
Guardian Ltd & Std	$0.00
Guardian Vision	$0.00
HSA Accrual	$0.00
Medical - 125	$0.00
Vol. Life Ins.	$0.00
Total for Payroll Liabilities	**$98,927.81**
Total for Other Current Liabilities	**$1,713,183.11**
Total for Current Liabilities	**$1,777,630.45**
Long-term Liabilities	
PPP Loan Payable	$0.00
Total for Long-term Liabilities	**$0.00**
Total for Liabilities	**$1,777,630.45**
Equity	
Community Fund Raise Administration	-$48,348.74
Community Fund Raise Capital	$204,707.03
Owner's Equity	
Equity	$1,100,000.00
Owner Contributions	$1,385,813.30
Owner Draw	-$34,100.00
Total for Owner's Equity	**$2,451,713.30**
Retained Earnings	-$1,833,374.03
Net Income	-$752,359.88
Total for Equity	**$22,337.68**
Total for Liabilities and Equity	**$1,799,968.13**

Profit and Loss

Make Community

January-December, 2025

Distribution account	Total
Income	
4010 Content	
4011 Books	
4013 Book Revenue	$523,877.37
Total for 4011 Books	**$523,877.37**
4020 Digital	
4021 Digital Revenue	$36,836.00
4050 Online Advertising	
4051 Online Advertising Commissionable	$3,142.17
4052 Online Advertising Non-Commissionable	$9,781.23
Total for 4050 Online Advertising	**$12,923.40**
Total for 4020 Digital	**$49,759.40**
4060 Magazine	
4061 Membership Revenue	$85,037.11
4062 Newsstand Revenue	$90,854.23
4063 Print Advertising	$112,748.00
4064 Subscription Revenue	$1,250,620.72
Total for 4060 Magazine	**$1,539,260.06**
4070 Shed	
4071 Commerce Revenue	$245,095.96
4072 Discounts and Refunds	$5,859.44
4074 Sales of Product Income	$25.54
Total for 4070 Shed	**$250,980.94**
Total for 4010 Content	**$2,363,877.77**
6080 Events	
6081 Licensed Event	
6082 Domestic Event Licensing	$96,168.60
6083 International Event Licensing	$421,949.60

Accrual Basis Thursday, March 05, 2026 04:19 PM GMT-08:00

Profit and Loss

Make Community

January-December, 2025

Distribution account	Total
Total for 6081 Licensed Event	**$518,118.20**
Maker Faire Owned and Operated - Revenue	
6101 Food, Bev & Lodging Commission Rev.	$11,756.62
6102 Maker Shed Onsite Rev.	$78,901.35
6103 Parking Revenue	$60,926.62
6104 Partner Fees	$36,613.39
6106 Sponsors	$197,000.00

Accrual Basis Thursday, March 05, 2026 04:19 PM GMT-08:00

Distribution account	Total
6107 Ticket Sales	$107.76
6108 Attractions	$19,826.76
6109 Event	$573,839.77
Total for 6107 Ticket Sales	**$593,774.29**
Total for Maker Faire Owned and Operated - Revenue	**$978,972.27**
Total for 6080 Events	**$1,497,090.47**
Total for Income	**$3,860,968.24**
Cost of Goods Sold	
5000 Content - COGS	
5020 Digital	$63.75
5050 Make Learning Labs	
5053 Provision - Learning Labs Inventory	$495.00
Total for 5050 Make Learning Labs	**$495.00**
Total for 5020 Digital	**$558.75**
5080 Magazine COGS	
5081 Lab Supplies	$40.09
5082 Magazine Content	$23,395.25
5083 Magazine Storage	$13,786.16
5084 Mag. - Printing, Fulfillment & Services	$612,823.78
5085 Membership	
8086 Stripe Fees	$3,362.22
Total for 5085 Membership	**$3,362.22**
5087 Subscription Bank Fees	$61,518.05
Total for 5080 Magazine COGS	**$714,925.55**
5090 Shed	
5091 Consignments	$455.75
5092 Drop Shipments	$18,992.43
5093 Freight In/Out	$31,818.21

Profit and Loss

Make Community
January-December, 2025

Distribution account	Total
5094 Inventory	$42,429.68
5096 Kit Components	$45,077.34
5097 Other Books	$497.29
5098 Provision - Shed Inventory	$15,795.00
Total for 5094 Inventory	**$103,799.31**
5100 Packing Supplies & Materials	$8,049.15
5101 Research & Development	$6,000.00
5102 Shed Platform Expenses	$1,098.71
Total for 5090 Shed	**$170,213.56**

Distribution account	Total
5150 Books	$1,293.83
5152 Book Content	$15,460.00
5153 Book - Printing, Fulfillment and Services	$347,332.86
5154 Damaged Inventory	$7,620.00
Total for 5150 Books	**$371,706.69**
Total for 5000 Content - COGS	**$1,257,404.55**
5200 Events COGS	
5300 Maker Faire Owned and Operated - Expenses	
5331 Advertising & Promotions	$55,988.14
5332 Audio/Video Services	$25,000.00
5333 Collateral	$8,831.72
5334 Crew Meals	$22,824.52
5335 Database Services	$2,785.00
5336 Event Labor	$118,242.19
5337 Legal/Permits	$1,512.52
5338 Lodging	$30,326.54
5339 Maker Fees	$130,667.64
5340 Maker Party F & B	$6,100.18
5341 Maker Shed Product	$13,473.72
5342 Marketing - General	$26,772.80
5343 Medic/Police/Fire Services	$19,513.32
5344 MF Stripe Fees	$22,469.29
5345 Production Equipment & Rental	$213,329.01
5346 Security Services	$38,440.00
5347 Signage	$4,284.15
5351 Supplies	$6,592.26
5352 Traffic & Parking	$56,713.50
5353 Travel Expenses	$7,711.11
5354 Utilities	$101,351.68

Accrual Basis Thursday, March 05, 2026 04:19 PM GMT-08:00

Distribution account	Total
5355 Venue Rental	$10,500.00
5356 Waste Management	$16,012.49
Total for 5300 Maker Faire Owned and Operated - Expenses	**$939,441.78**
Total for 5200 Events COGS	**$939,441.78**
Total for Cost of Goods Sold	**$2,196,846.33**
Gross Profit	**$1,664,121.91**

Profit and Loss

Make Community

January-December, 2025

Distribution account	Total
Expenses	
6000 Advertising & Marketing	$68,099.35
6010 Affiliate Program	$2,000.81
6015 Ecommerce Marketing Expense	$2,877.18
Total for 6000 Advertising & Marketing	**$72,977.34**
6045 Interest Paid	$1,105.26
6050 Legal /Professional Services	
6051 Accounting Fees	$24,976.60
6054 Legal Fees	$17,995.50
Total for 6050 Legal /Professional Services	**$42,972.10**
6070 Payroll & Labor Expense	
6071 Benefit Administration	$1,448.00
6072 Commissions	$27,985.75
6075 Employer Payroll Taxes	$130,401.86
6076 Health Benefits Expense	$286,735.94
6077 Life Insurance Benefits	$9,111.15
6079 Salaries and Wages	$1,663,160.07
Total for 6070 Payroll & Labor Expense	**$2,118,842.77**
6110 Facilities Expense	$5,719.07
6115 Charitable Contributions	$500.00
6120 Office Expenses	$12,105.73
6125 Office Supplies	$1,362.91
6130 Postage, Freight & Delivery	$504.68
6135 Rent and Lease	$46,965.84
6140 Utilities	$7,972.88
Total for 6110 Facilities Expense	**$75,131.11**
6150 General & Administrative Expense	
6155 Bad Debt Expense	$2,500.00

Accrual Basis Thursday, March 05, 2026 04:19 PM GMT-08:00

Profit and Loss

Make Community

January-December, 2025

Distribution account	Total
Total for 6150 General & Administrative Expense	**$2,500.00**
6201 Insurance Expense	$40.00
6220 Business Owners Insurance	$42,692.28
6230 Liability Insurance	$9,881.76
6240 Worker's Compensation	$8,867.57
Total for 6201 Insurance Expense	**$61,481.61**
Taxes, Licenses & Fees	$3,910.38
6121 Bank Fees	$491.42
6123 Licenses & Permits	$372.00
6124 Membership/Subscription Fees	$739.00

Accrual Basis Thursday, March 05, 2026 04:19 PM GMT-08:00

Profit and Loss

Make Community

January-December, 2025

Distribution account	Total
6126 PayPal Fees	-$1,238.71
6127 Sales Tax	$12,551.93
6128 Taxes	$1,120.00
Merchant Account/Fees	-$321.63
Total for Taxes, Licenses & Fees	**$17,624.39**
Technology Expense	
6141 IT Support	$9,187.80
6142 Servers, Hosting, & Domain	$3,950.76
6143 Software Subscriptions	$188,016.51
Total for Technology Expense	**$201,155.07**
Travel	
6151 Airfare	$2,675.54
6152 Ground Transportation	$4,524.72
6153 Lodging	$872.52
6154 Meals	$2,565.23
Total for Travel	**$10,638.01**
Total for Expenses	**$2,604,427.66**
Net Operating Income	**-$940,305.75**
Other Expenses	
Unrealized Gain or Loss	
9500 Ask My Accountant	-$9,915.25
9515 Exchange Gain or Loss	-$2,832.98
Total for Other Expenses	**-$12,748.23**
Net Other Income	**$12,748.23**
Net Income	**-$927,557.52**

Accrual Basis Thursday, March 05, 2026 04:19 PM GMT-08:00

Profit and Loss

Make Community LLC

January 1-December 31, 2024

	TOTAL
Income	
Content	
Books	
Book Revenue	$597,527.53
Total for Books	**$597,527.53**
Digital	
Digital Revenue	$138,512.00
Custom Programs	$53,000.00
Total for Digital Revenue	**$191,512.00**
Online Advertising	
Online Advertising Commissionable	$12,045.60
Online Advertising Non-Commissionable	$10,480.66
Total for Online Advertising	**$22,526.26**
Total for Digital	**$214,038.26**
Magazine	
Membership Revenue	$84,842.42
Newsstand Revenue	$63,063.27
Print Advertising	$86,636.00
Subscription Revenue	$1,219,682.27
Total for Magazine	**$1,454,223.96**
Shed	
Commerce Revenue	$248,911.46
Discounts and Refunds	$3,653.90
Sales of Product Income	$2,269.02
Total for Shed	**$254,834.38**
Total for Content	**$2,520,624.13**
Events	
Licensed Event	
Domestic Event Licensing	$119,527.17
International Event Licensing	$347,459.11
Total for Licensed Event	**$466,986.28**
Maker Faire Owned and Operated - Revenue	
Food, Bev & Lodging Commission Rev.	$10,576.22
Maker Shed Onsite Rev.	$84,572.00
Parking Revenue	$52,256.81
Partner Fees	$29,305.80
Sponsors	$135,800.00
Ticket Sales	$591,868.56
Total for Maker Faire Owned and Operated - Revenue	**$904,379.39**

Profit and Loss

Make Community LLC

January 1-December 31, 2024

	TOTAL
School Maker Faires	
Domestic School Maker Faire Income	$2,599.85
International School Maker Faire Income	$1,799.82
Total for School Maker Faires	**$4,399.67**
Total for Events	**$1,375,765.34**
Total for Income	**$3,896,389.47**
Cost of Goods Sold	
Content - COGS	
Books	
Book Content	$31,979.70
Book - Printing, Fulfillment and Services	$377,310.12
Damaged Inventory	$28,366.06
Total for Books	**$437,655.88**
Digital	
Online Content	$300.00
Total for Digital	**$300.00**
Magazine COGS	
Magazine Content	$24,909.99
Magazine Storage	$13,446.20
Mag. - Printing, Fulfillment & Services	$618,741.46
Membership	
Stripe Fees	$3,383.43
Total for Membership	**$3,383.43**
Subscription Bank Fees	$59,573.58
Total for Magazine COGS	**$720,054.66**
Shed	
Consignments	$1,903.77
Drop Shipments	$51,998.92
Freight In/Out	$34,658.18
Inventory	$26,094.66
Kit Components	$23,984.86
Provision - Shed Inventory	$12,003.97
Total for Inventory	**$62,083.49**
Packing Supplies & Materials	$2,507.50
Research & Development	$492.21
Shed Platform Expenses	$1,906.00
Total for Shed	**$155,550.07**
Total for Content - COGS	**$1,313,560.61**

Profit and Loss

Make Community LLC

January 1-December 31, 2024

	TOTAL
Events COGS	
Maker Faire Owned and Operated - Expenses	
Advertising & Promotions	$79,522.85
Attendee Services (deleted)	$56,176.35
Audio/Video Services	$24,248.64
Collateral	$10,885.08
Crew Meals	$20,350.63
Database Services	$2,765.50
Equipment Rental (deleted)	$10,538.73
Event Labor	$28,837.60
Legal/Permits	$1,958.06
Lodging	$33,882.48
Maker Faire Content (deleted)	$0.00
Maker Fees	$102,169.26
Maker Party F & B	$8,276.29
Maker Production Costs (deleted)	$89,765.12
Maker Shed Product	$51,982.18
Marketing - General	$17,600.47
Medic/Police/Fire Services	$16,946.25
Production Equipment & Rental	$130,076.46
Security Services	$32,294.00
Signage	$7,169.81
Supplies	$9,698.09
Ticketing (deleted)	$289.69
Traffic & Parking	$46,498.55
Travel Expenses	$13,110.25
Utilities	$71,635.79
Venue Rental	$8,777.25
Waste Management	$861.95
Total for Maker Faire Owned and Operated - Expenses	**$876,317.33**
Total for Events COGS	**$876,317.33**
Total for Cost of Goods Sold	**$2,189,877.94**
Gross Profit	**$1,706,511.53**
Expenses	
Advertising & Marketing	$58,939.24
Facilities Expense	
Office Expenses	$15,377.13
Office Supplies	$791.86
Postage, Freight & Delivery	$1,105.98
Rent and Lease	$52,662.16
Utilities	$768.45
Total for Facilities Expense	**$70,705.58**

Profit and Loss

Make Community LLC

January 1-December 31, 2024

	TOTAL
Insurance Expense	$22.00
Business Owners Insurance	$40,045.44
Liability Insurance	$7,816.01
Worker's Compensation	$8,750.31
Total for Insurance Expense	**$56,633.76**
Legal /Professional Services	
Accounting Fees	$15,069.58
Legal Fees	$22,583.00
Total for Legal /Professional Services	**$37,652.58**
Payroll & Labor Expense	
Benefit Administration	$1,276.00
Commissions	$24,865.05
Employer Payroll Taxes	$128,180.67
Health Benefits Expense	$258,350.51
Life Insurance Benefits	$8,760.54
Salaries and Wages	$1,633,102.65
Total for Payroll & Labor Expense	**$2,054,535.42**
Taxes, Licenses & Fees	
Bank Fees	-$1,222.13
Licenses & Permits	$599.00
Membership/Subscription Fees	$640.51
Merchant Account/Fees	-$1,409.85
PayPal Fees	$2,978.20
Sales Tax	$3,009.82
Taxes	$7,806.33
Total for Taxes, Licenses & Fees	**$12,401.88**
Technology Expense	
IT Support	$6,140.41
Servers, Hosting, & Domain	$5,922.50
Software Subscriptions	$153,214.40
Total for Technology Expense	**$165,277.31**
Travel	
Airfare	$558.95
Ground Transportation	$1,511.57
Lodging	$1,091.92
Meals	$1,535.00
Total for Travel	**$4,697.44**
Total for Expenses	**$2,460,843.21**
Net Operating Income	**-$754,331.68**
Other Expenses	
Unrealized Gain or Loss	
Exchange Gain or Loss	-$503.16

Profit and Loss

Make Community LLC

January 1-December 31, 2024

	TOTAL
Other Miscellaneous Expense	-$1,468.64
Total for Other Expenses	**-$1,971.80**
Net Other Income	**$1,971.80**
Net Income	**-$752,359.88**

Statement of Cash Flows

Make Community
January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-$927,557.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Payable (A/P)	$124,304.59
1135 Accounts Receivable (A/R) - USD	-$182,108.29
1140 Allowance for Doubtful Accounts	$13,725.00
1205 Accrued Revenue:Accrued Newsstand Revenue	-$23,631.15
1222 Inventory:Book Inventory	-$35,650.58
1223 Inventory:Book Inventory Reserve	$635.00
1225 Inventory:Learning Labs Inventory Provision	$495.00
1226 Inventory:Shed Inventory	-$112,481.55
1227 Inventory:Shed Inventory Provision	$53,518.18
1230 Petty Cash	-$580.00
1241 Prepaid Expense:Prepaid Insurance	-$29,670.45
1242 Prepaid Expense:Prepaid - Other	-$8,766.49
1244 Prepaid Expense:Security Deposit	-$7,059.76
1255 Rimark	-$1,000.00
1300 Accumulated Amortization	$490,520.00
2216 Deferred Revenue:Deferred Maker Faire Revenue	$13,725.29
2221 Deferred Revenue:Deferred Subscription Revenue	$1,102,568.49
2235 Loan Payable to Dale Dougherty	$1,150,000.00
2240 Other Current Liabilities	$8.74
2245 Paypal Hold Clearing	$95.95
2253 Payroll Liabilities:Accrued 401k	$858.25
2254 Payroll Liabilities:Accrued Commissions	$5,721.28
2255 Payroll Liabilities:Accrued Health Benefits	$28,913.37
2258 Payroll Liabilities:Accrued Payroll Tax	$6,718.17
2259 Payroll Liabilities:Accrued Wages	$65,853.73
2261 Payroll Liabilities:Garnishment Payable	-$2.12

Statement of Cash Flows

Make Community
January-December, 2025

Full name	Total
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$2,656,710.65**
Net cash provided by operating activities	**$1,729,153.13**
INVESTING ACTIVITIES	
1310 Intangible Assets	-$1,575,538.33
1315 Trademarks	-$5,000.00
1400 Goodwill	-$131,561.06
1410 Organizational Costs	-$4,478.75
Net cash provided by investing activities	**-$1,716,578.14**
FINANCING ACTIVITIES	
3010 Community Fund Raise Administration	-$61,611.19

Statement of Cash Flows

Make Community

January-December, 2025

Full name	Total
3015 Community Fund Raise Capital	$292,157.58
3030 Owner's Equity:Equity	$1,100,000.00
3035 Owner's Equity:Owner Contributions	$1,385,813.30
3040 Owner's Equity:Owner Draw	-$34,100.00
Retained Earnings	-$2,585,733.91
Net cash provided by financing activities	**$96,525.78**
NET CASH INCREASE FOR PERIOD	**$109,100.77**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$109,100.77**

Statement of Cash Flows

Make Community LLC

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-$752,359.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	$33,496.27
Accounts Receivable (A/R)	-$18,403.53
Accounts Receivable (A/R) - EUR	$21,618.41
Accrued Expense	$0.00
Accrued Revenue:Accrued Digital Revenue	$0.00
Accrued Revenue:Accrued International License Revenue	$0.00
Deferred Revenue:Deferred Custom Programs	$0.00
Deferred Revenue:Deferred Digital Advertising	$0.00
Deferred Revenue:Deferred Maker Faire Revenue	$0.00
Deferred Revenue:Deferred Print Advertising	$2,800.00
Deferred Revenue:Deferred Subscription Revenue	$62,433.33
Inventory:Book Inventory	$18,954.07
Inventory:Book Inventory Reserve	$9,411.99
Inventory:Shed Inventory	-$3,587.19
Inventory:Shed Inventory Provision	$11,972.61
Loan Payable to Dale Dougherty	$0.00
Payroll Liabilities:Accrued 401k	-$154.62
Payroll Liabilities:Accrued Commissions	-$458.67
Payroll Liabilities:Accrued Health Benefits	$699.96
Payroll Liabilities:Accrued Life Insurance Benefits	$341.78
Payroll Liabilities:Accrued Payroll Tax	-$1,181.88
Payroll Liabilities:Accrued Wages	-$11,962.19
Payroll Liabilities:HSA Accrual	$0.00
Petty Cash	$2,078.00
Prepaid Expense:Prepaid Insurance	-$3,384.63
Prepaid Expense:Prepaid - Other	$0.00
Prepaid Expense:Security Deposit	-$5,316.12
Ramp Card	-$734.26
Uncategorized Asset	$2,068.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$120,691.33**
Net cash provided by operating activities	**-$631,668.55**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Community Fund Raise Administration	-$48,348.74
Community Fund Raise Capital	$204,707.03
Owner's Equity:Owner Contributions	$600,000.00
Net cash provided by financing activities	**$756,358.29**
NET CASH INCREASE FOR PERIOD	**$124,689.74**
Cash at beginning of period	**$219,777.99**
CASH AT END OF PERIOD	**$344,467.73**

Make Community LLC
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance of Equity	22,337.68	774,697.56
Net Income (Loss)	(927,557.52)	(752,359.88)
Owner Contributions / Capital Raised	292,157.58	804,707.03
Owner Draws / Distributions	(34,100.00)	(34,100.00)
Other Adjustments	(183,869.48)	(770,607.03)
Closing Balance of Equity	(831,031.74)	22,337.68

Make Community LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Make Community LLC (the "Company") is a corporation organized on June 07, 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.